United States securities and exchange commission logo





                              August 7, 2020

       Ken C. Hicks
       President and Chief Executive Officer
       Academy Sports & Outdoors, Inc.
       1800 North Mason Road
       Katy, TX 77449

                                                        Re: Academy Sports &
Outdoors, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 10,
2020
                                                            CIK No. 0001817358

       Dear Mr. Hicks:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted July 10, 2020

       Summary
       Who We Are, page 1

   1. We note your statements that you are one of the "leading full-line sporting goods and outdoor recreation
recreation retailers in the United States," and that you are the "largest value-oriented sporting
goods and outdoor recreation retailer in the country." We note similar disclosure on
page 10, and elsewhere in your prospectus, that you are the leading sporting goods retailer
in the southern United States. Please provide support for these statements, and
disclose the measure by which you determined your competitive position in these markets.
Please similarly explain the difference in the various markets you cite, including the
differences in the "full-line sporting goods and outdoor recreation retailers"
 Ken C. Hicks
Academy Sports & Outdoors, Inc.
August 7, 2020
Page 2
         market and the "value-oriented sporting goods and outdoor recreation retailers" market. If any of these statements are based upon management's belief, please indicate that this is the case.
2. We note your statements regarding your industry-leading unit sales and profitability, and the comparison to your "nearest competitors." Please indicate how you are defining your nearest competitors, including the number of companies in this group, the category of retailer, and how you define a competitor as a "nearest" competitor.
3. In addition to the annual summary financial information and the annualized financial information for twelve months ended May 2, 2020, please consider including information for the latest interim period included in the document. Pursuant to
Item 3 of Part I of
         Form S-1, refer to Item 503 of Regulation S-K for guidance.
4. We note your disclosure that first quarter 2020 reflected the third consecutive quarter of positive comparable store sales. However, we note that you have experienced decreases in both comparable store sales and net sales per square foot in each of the last three fiscal years. Please revise your disclosure to present a balanced picture of your comparable store sales growth.
5. We note the graph on page 3 showing the increase in net sales. It appears that the scale used for the graph shows more significant increases than the numerical increases for net sales. Please revise so that the graph shows increases that are proportional to the numerical net sales increases. Please make similar changes to the free cash flow bar graph.
Our Performance Improvement Initiatives, page 3

6. We note your statement that during the first quarter 2020, your smaller format store had higher sales per square foot and higher inventory turns than your average store. Please disclose the sales per square foot and inventory turns for your average store, and how you define your average store. Please also disclose whether e-commerce sales impacted sales and inventory for your smaller format store, and whether the comparison you are making uses the performance of your average store during the first quarter of 2020.
Large and loyal customer base, page 7

7. Please explain what you mean in your statement that customers spend approximately 30%
       of their wallets at the Academy. Please also provide support for your statement that your competitor
FirstName          customers
            LastNameKen        spend 20% of their wallets at your competitors,
and explain how
                            C. Hicks
       you are defining your compeitors.
Comapany NameAcademy Sports & Outdoors, Inc.
August 7, 2020 Page 2
FirstName LastName
 Ken C. Hicks
FirstName  LastNameKen C. Hicks
Academy Sports  & Outdoors, Inc.
Comapany
August     NameAcademy Sports & Outdoors, Inc.
       7, 2020
August
Page 3 7, 2020 Page 3
FirstName LastName
Strong and adaptive performance through economic cycles, page 8

8. Given that your revenue for the past two fiscal years is lower than your revenue for the fiscal year ended February 3, 2018, and the decrease in gross margin in the first quarter
         2020, please tell us why you believe it is appropriate to state that you have consistently demonstrated steady revenue growth and expanded profit margins. Please also balance the discussion of your margin expansion on page 10 to reflect the decrease in margin in the most recent quarter.
Enhance customer engagement and increase retention, page 9

9. We note your disclosure on page 10 that your customers are attracted to the Academy
         Credit Card because of its bank-funded 5% discount on every Academy purchase and free standard shipping on online orders of $15 or more. Please tell us, and disclose as appropriate, if you are required to pay any fees associated with your customers' usage of the card and your accounting thereof. In addition, clarify whether you or the bank provide the free standard shipping on online orders of $15 or more.
Risk Factors
We may be subject to claims, demands and lawsuits..., page 29

10. We note the nine pending lawsuits relating to the November 2017 shooting in Sutherland
         Springs, Texas. Please revise this risk factor, or add additional risk factor disclosure as appropriate, to discuss any potential material impact of a decision in these lawsuits that is adverse to you. In the alternative, please tell us why you believe such disclosure is not required.
Capitalization, page 58

11. Please revise to provide footnote disclosure explaining the nature and amounts of the adjustments that will be made to the Company's historical capitalization to arrive at the pro forma amounts giving effect to the merger of New Academy Holding Company, LLC with Academy Sports and Outdoors, Inc.
Management's Discussion and Analysis
How We Assess the Performance of Our Business, page 69

12.      You define    comparable store sales    as "the percentage of
period-over-period net sales
         increase or decrease for stores open after thirteen full fiscal months and e-
         commerce sales." You also note that "[i]ncreases or decreases in e-commerce between periods being compared directly impact the comparable store sales results." We note that you have 259 stores in 16 states, but your e-commerce platform reaches 47 states. Please revise to disclose how you measure e-commerce sales within your comparable store sales metric.
 Ken C. Hicks
Academy Sports & Outdoors, Inc.
August 7, 2020
Page 4
Results of Operations, page 71

13. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each factor on your results of operations. Refer to section 501.04 of the
         staff   s Codification of Financial Reporting Releases for guidance.
14. We note that your comparable store sales have declined for all periods presented except for thirteen weeks ended May 2, 2020. Please tell of your consideration of including a discussion of this trend and indicate when you anticipate achieving positive comparable store sales.
Thirteen Weeks Ended May 2, 2020 Compared to Thirteen Weeks Ended May 4, 2019, page 71

15. We note your disclosure that gross margin decreased 5% for the first quarter 2020 due to lower margin goods. Please disclose the reason for the increased demand for the lower margin goods, and whether this shift is part of a known trend or uncertainty that that you reasonably expect will have a material impact on revenue or results of operations. See
         Item 303(a)(3)(ii) of Regulation S-K.
Non-GAAP Measures, page 76

16. Your computation of "free cash flow" differs from the typical calculation of this measure
         (cash flows from operating activities as presented in the statement of cash flows under
         GAAP less capital expenditures). Please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated. Refer to Question 102.07 of
         the staff   s Compliance & Discussion Interpretation on Non-GAAP
Financial Measures for
         guidance.
Business, page 91

17. Please describe the extent, if any, that your small box format is dependent on the success of your e-commerce platform.
FirstName LastNameKen C. Hicks
18. You disclose that as of the first quarter 2020, 99.6% of your mature stores were profitable.
Comapany    NameAcademy
       Please               Sportsof&your
              include how many         Outdoors,  Inc. were "mature stores" as
of the first quarter
                                           259 stores
August2020.
        7, 2020 Page 4
FirstName LastName
 Ken C. Hicks
FirstName  LastNameKen C. Hicks
Academy Sports  & Outdoors, Inc.
Comapany
August     NameAcademy Sports & Outdoors, Inc.
       7, 2020
August
Page 5 7, 2020 Page 5
FirstName LastName
19. We note your beliefs regarding your significant growth opportunities in your core markets and outside of your footprint. Please qualify your belief that you have the opportunity to expand in the in-fill market with approximately 120 stores, adjacent markets with approximately 90 stores, and in greenfield markets with approximately 670 stores. In this regard, we refer to your disclosure on page 67 indicates that you plan to open eight to
         10 new stores per year, starting in 2022. We also note your disclosure on page 91 regarding your "disciplined approach to store openings" and your disclosure on page 84 regarding your plans for capital expenditures in 2020, which does not include plans for new stores.
Legal Proceedings, page 108

20. Please revise your disclosure regarding the lawsuits related to the events in Sutherland
         Springs Texas to include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, and the relief sought. See Item
         103 of Regulation S-K.
Role of Compensation Consultant, page 119

21. Please tell us whether Meridian Compensation Partners or its affiliates provided additional services to you in excess of $120,000 during your last completed fiscal year. If so, please disclose the aggregate fees for determining or recommending the amount or form of executive and director compensation and the aggregate fees for any additional services provided by the compensation consultant or its affiliates. See Item 407(e)(iii)(B) of
         Regulation S-K.
Exclusive Forum, page 198

22. We note that your forum selection provision identifies the U.S. federal district courts as the exclusive forum for Securities Act claims. Please revise your disclosure to also state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
New Academy Holding Company, LLC Consolidated Financial Statements, page F-1

23. You disclose that you will be treated as a taxable entity for income tax purposes after consummation of the offering. Please revise to present pro forma income taxes, net income and earnings per unit on the face of the historical statement of operations for each period presented as if income taxes had been computed for those periods. Include a note to the historical financial statements that provides the basis for this pro forma presentation.
 Ken C. Hicks
FirstName  LastNameKen C. Hicks
Academy Sports  & Outdoors, Inc.
Comapany
August     NameAcademy Sports & Outdoors, Inc.
       7, 2020
August
Page 6 7, 2020 Page 6
FirstName LastName
Notes to Consolidated Financial Statements
10. Equity and Unit-Based Compensation, page F-39

24. Please revise to disclose the price per unit that was used to calculate the aggregate intrinsic value of your outstanding and exercisable unit options in the tables on page F-41.
25. Your disclosure on page F-42 indicates that there are 3,291,162 Holdco membership units that are subject to outstanding and unvested liquidity event restricted units with a weighted average grant date fair value of $5.51. You also indicate that these units are not being expensed and will not be expensed until the performance objective meets the definition of probable in ASC 718. As your disclosure appears to indicate that at least a portion of these units will vest in the event that you complete an initial public offering prior to the fifth anniversary of the unit grant dates, please revise to disclose the amount of any stock-based compensation expense that you will be required to recognize in your financial statements in connection with the completion of your planned initial public offering.
13. Related Party Transactions, page F-45

26. Your disclosure on page F-45 indicates that in the event the monitoring agreement is terminated in connection with certain financing, acquisition, disposition and change of control transactions, an initial public offering or under certain circumstances, the adviser is entitled to all unpaid monitoring fees and expense plus the net present value of the advisory fees that would have been paid from the termination date through the twelfth anniversary of the effective date of the agreement, or if terminated after such anniversary, through the first anniversary of the effective date occurring after the termination date.
         Please revise to disclose the amount of any such payment and the related expense you will be required to recognize in connection with the planned initial public offering of common shares.
       You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Trade
& Services
cc:      Joseph Kaufman, Esq.